[redacted]

14047837

SEC MAIL PROCESSING SECTION
FEB 28 2014
WASHINGTON DC
153

S… COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NW Capital Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Hudson Place
(No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Petrosky-Muckle (201) 656-0115
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prager and Fenton LLP
(Name - if individual, state last, first, middle name)

675 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

mm

3/21/14

NW Capital Markets Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Dennis J. Enright, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NW Capital Markets Inc. for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal
Title

Subscribed and sworn
to before me

NORMA T. GILYARD
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 4, 2014

NW Capital Markets Inc.

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2013 and 2012

NW Capital Markets Inc.
Index
December 31, 2013 and 2012

PRAGER AND FENTON

CERTIFIED PUBLIC ACCOUNTANTS

PRAGER AND FENTON LLP

675 THIRD AVENUE NEW YORK, NY 10017-5704 (212) 972-7555 FAX (212) 370-1532

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
NW Capital Markets Inc.
Hoboken, New Jersey

We have audited the accompanying statements of financial condition of NW Capital Markets Inc. (an S Corporation) (the Company), as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NW Capital Markets Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and in not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Prager and Fenton LLP

Prager and Fenton LLP
New York, New York
February 26, 2014

NW Capital Markets Inc.

Statements of Financial Condition
December 31, 2013 and 2012

	2013	2012
Assets		
Cash	$ 69,770	$ 482,282
Syndicate receivable	1,583	-
Receivable from clearing broker (including deposit of $619,282 for 2013 and 2012)	1,073,909	923,555
Marketable securities owned, at fair value	1,720,837	744,789
Fixed assets (net of accumulated depreciation of $89,705 in 2013 and $83,627 in 2012)	-	6,078
Prepaid expenses	15,670	5,123
Total assets	$ 2,881,769	$2,161,827
Liabilities and Stockholder's Equity		
Liabilities		
Payable to clearing broker	$ 1,563,046	$ 166,751
Accounts payable and accrued expenses	26,841	20,773
	1,589,887	187,524
Stockholder's equity		
Common stock, no par value, 1,000 shares issued, authorized and outstanding	10,000	10,000
Additional paid-in capital	40,462	40,462
Retained earnings	1,241,420	1,923,841
Total stockholder's equity	1,291,882	1,974,303
Total liabilities and stockholder's equity	$ 2,881,769	$2,161,827

The accompanying notes are an integral part of these financial statements

NW Capital Markets Inc.

Statements of Operations
Years Ended December 31, 2013 and 2012

	2013	2012
Revenues		
Investment banking, net	$ 1,100,139	$2,548,232
Proprietary trading income (loss), net	(370,680)	329,280
Commissions	25,844	24,960
Interest and dividends	12,249	3,787
Total revenues	767,552	2,906,259
Expenses		
Management fees	620,000	1,310,000
Consulting	138,068	1,112,641
Administrative fees	120,000	120,000
Office expense	114,046	105,833
Interest expense	31,337	19,766
Professional fees	22,715	23,215
Service charges	18,714	16,984
Regulatory fees and publications	16,337	30,636
Other	12,678	5,357
Depreciation and amortization	6,078	18,235
Total expenses	1,099,973	2,762,667
Net income (loss)	$ (332,421)	$ 143,592

The accompanying notes are an integral part of these financial statements

NW Capital Markets Inc.

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2013 and 2012

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - January 1, 2012	1,000	$ 10,000	$ 40,462	$ 1,780,249	$ 1,830,711
Net income - 2012	-	-	-	143,592	143,592
Balance - December 31, 2012	1,000	10,000	40,462	1,923,841	1,974,303
Net loss - 2013	-	-	-	(332,421)	(332,421)
Distribution	-	-	-	(350,000)	(350,000)
Balance - December 31, 2013	1,000	$ 10,000	$ 40,462	$ 1,241,420	$ 1,291,882

The accompanying notes are an integral part of these financial statements

NW Capital Markets Inc.

Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net income (loss)	$ (332,421)	$ 143,592
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation and amortization	6,078	18,235
Decrease (increase) in operating assets		
Syndicate receivable	(1,583)	-
Marketable securities	(976,048)	(655,362)
Receivable from clearing broker	(150,354)	647,626
Prepaid expenses	(10,547)	-
Increase (decrease) in operating liabilities		
Payable to clearing broker	1,396,295	404,930
Accounts payable and accrued expenses	6,068	(203,197)
Net cash provided by (used in) operating activities	(62,512)	355,824
Cash flows used in financing activities		
Distribution	(350,000)	-
Net increase (decrease) in cash	(412,512)	355,824
Cash		
Beginning of year	482,282	126,458
End of year	$ 69,770	$ 482,282

Supplemental cash flows disclosure:

Cash paid during the year for:

	2013	2012
Interest	$ 31,337	$ 19,766

The accompanying notes are an integral part of these financial statements

1. Nature of operations

NW Capital Markets Inc. (the "Company"), a Subchapter S Corporation, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in investment banking, principal transactions, and investment advisory services.

2. Summary of Significant Accounting Policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications
Certain reclassifications have been made to the 2012 financial statements to conform to the current year presentation, which had no effect on member's equity or the statements of operations.

Revenue recognition
Investment banking revenue includes gains, losses and fees net of expenses arising from securities offerings in which the Company acts as an underwriter or syndicate member. Revenue is recorded when the underwriting is completed and the income is reasonably determinable.

Customer and proprietary securities transactions are recorded on a trade date basis.

Cash
All cash deposits are held by one major financial institution in the United States. At various times throughout the year, the Company's cash balance may exceed the Federal Deposit Insurance Corporation insurance limits. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of 3 to 5 years.

Investment valuation
The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the investment advisor in accordance with US GAAP. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

Income taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the stockholder of the Company will be taxed on the Company's taxable income. Accordingly, no provision for income taxes have been included in the accompanying financial statements.

The Company recognizes interest and penalties, if any, related to unrecognized tax provisions as income tax expense in the statements of operations. During the years ended December 31, 2013 and 2012, the Company did not incur any interest or penalties on its income tax returns. At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010 and 2009, respectively.

3. Marketable securities

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2013 and 2012:

	Level 2	
	2013	2012
Assets		
Marketable securities owned, at fair value		
Municipal bonds	$1,720,837	$744,789

4. Transactions with related parties

The Company maintains an administrative services agreement with an affiliate. Pursuant to the agreement, the affiliate provides administrative personnel and office space. The Company incurred expenses of $120,000 for each of the years ended December 31, 2013 and 2012. Additionally, the Company paid management fees to the affiliate in the amount of $620,000 and $1,310,000 for the years ended December 31, 2013 and 2012, respectively.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Clearing broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $100,000. As of December 31, 2013 and 2012, a deposit in the amount of $619,282 for both years is included in receivable from clearing broker on the accompanying statements of financial condition.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

6. **Fixed assets**

Fixed assets at December 31, 2013 and 2012 consists of:

	2013	2012
Computer software	$ 69,705	$ 69,705
Furniture	20,000	20,000
	89,705	89,705
Less: Accumulated depreciation and amortization	(89,705)	(83,627)
	$ -	$ 6,078

Depreciation and amortization expense for the year ended December 31, 2013 and 2012 was $6,078 and $18,235, respectively.

7. **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company had net capital of $1,183,714 and $1,914,691, respectively, which exceeded the required net capital by $1,083,714 and $1,814,691, respectively. The ratio of aggregate indebtedness to net capital, at December 31, 2013 and 2012 was .02 to 1 and .01 to 1, respectively.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

8. **Concentration**

Substantially all of the Company's assets are held at the clearing broker and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these assets held at the clearing broker.

9. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

The SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

NW Capital Markets Inc.

Supplementary Information

NW Capital Markets Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013 and 2012

	2013	2012
Stockholder's equity	$ 1,291,882	$ 1,974,303
Deductions and/or charges		
Nonallowable assets		
Fixed assets	-	6,078
Prepaid expenses	15,670	5,123
Total deductions	15,670	11,201
Net capital before securities haircuts	1,276,212	1,963,102
Securities haircuts	(92,498)	(48,411)
Net capital	1,183,714	1,914,691
Minimum capital requirement (the greater of $100,000 or 6 2/3% of aggregate indebtedness)	100,000	100,000
Excess net capital	$ 1,083,714	$ 1,814,691
Aggregate indebtedness - accounts payable and accrued expenses	$ 26,841	$ 20,773
Ratio of aggregate indebtedness to net capital	.02 : 1	.01 : 1

There are no material differences between the computations of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filings.

NW Capital Markets Inc.
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2013 and 2012

The Company is exempt from the provisions of Rule 15c3-3 for 2013 and 2012 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii).

PRAGER AND FENTON
CERTIFIED PUBLIC ACCOUNTANTS
675 THIRD AVENUE NEW YORK, NY 10017-5704 (212) 972-7555 FAX (212) 370-1532
PRAGER AND FENTON LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17a-5(g)(1)

To the Stockholder and Board of Directors
NW Capital Markets Inc.
Hoboken, New Jersey

In planning and performing our audits of the financial statements of NW Capital Markets Inc. (the Company) as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NEW YORK LOS ANGELES LONDON

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Prager and Fenton LLP

Prager and Fenton LLP
New York, New York
February 26, 2014

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Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NW Capital Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Hudson Place
(No. and Street)

Hoboken (City) NJ (State) 07030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Petrosky-Muckle (201) 656-0115
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prager and Fenton LLP
(Name - if individual, state last, first, middle name)

675 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

NW Capital Markets Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[ ] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[ ] An Affirmation.
[x] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT ON COMPLIANCE

NW CAPITAL MARKETS INC.

REPORT PURSUANT TO RULE 17a-5(e)(4)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2013

NW CAPITAL MARKETS INC.

Report on Compliance

For the Year Ended December 31, 2013

CONTENTS

PRAGER AND FENTON
CERTIFIED PUBLIC ACCOUNTANTS
675 THIRD AVENUE NEW YORK, NY 10017-5704 (212) 972-7555 FAX (212) 370-1532
PRAGER AND FENTON LLP

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (SIPC-7)

To the Stockholder and Board of Directors
NW Capital Markets Inc.
Hoboken, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by NW Capital Markets Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NW Capital Markets Inc.'s compliance with the applicable instructions of Form SIPC-7. NW Capital Markets Inc.'s management is responsible for NW Capital Markets Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger (Schedule I), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2013 (Schedule II), noting no differences;

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and on the related schedules and working papers (Schedule III) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Prager and Fenton LLP

Prager and Fenton LLP
New York, NY
February 26, 2014

SIPC-7 (33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

~~035363 FINRA DEC~~
NW CAPITAL MARKETS INC 10*10
2 HUDSON PL
HOBOKEN NJ 07030-5594

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1921.32

B. Less payment made with SIPC-6 filed (exclude interest) (1747.32)

7/24/13 #2990
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 174.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 174.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NW Capital Markets Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 20 day of Feb, 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 767553
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	975
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 768528
2e. General Assessment @ .0025	$ 1921.32

(to page 1, line 2.A.)

NW CAPITAL MARKETS INC.

AGREED-UPON PROCEDURES RELATED GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

For the Year Ended December 31, 2013

Schedule I - Assessment Payments

Date	Check #		Amount
7/24/2013	2990	Payment with Form SIPC-6	$ 1,747.32
2/20/2014	3048	Payment with Form SIPC-7	174.00
Amount Reported on SIPC-7 Line 2A			$ 1,921.32

Schedule II - Reconciliation of Total Revenues to Item No. 2a Reported on SIPC-7

Total Revenues Reported on Audited Financial Statements	$ 767,552.00
Total Revenues Reported on SIPC-7 (Item No 2a.)	767,552.00
Difference	$ -

Schedule III - Proof of Arithmetical Accuracy

Total Revenues Reported on SIPC-7 (Item No 2a.)	$ 767,552.00
Additions:	
Net loss from principal transactions in commodities in trading accounts (Item 2b.(3))	975.00
SIPC Net Operating Revenues (Item 2d.) [off $1 due to rounding, no effect on Assessment]	$ 768,527.00
General Assessment Rate	0.0025
General Assessment (Item 2e.)	$ 1,921.32
Amount of Payments - (See Schedule I above.)	1,921.32
Difference	$ -